UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HOMEAWAY, INC.

(Name of Subject Company)

HOMEAWAY, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Brian H. Sharples

Chairman, President and Chief Executive Officer

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

(512) 684-1100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul R. Tobias, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

900 South Capital of Texas Hwy

Las Cimas IV, Fifth Floor

Austin, TX 78746-5546

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by HomeAway, Inc., a Delaware corporation (“HomeAway”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2015, relating to the exchange offer by HMS 1 Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Expedia, Inc., a Delaware corporation (“Expedia”), to exchange each outstanding share of common stock of HomeAway for $10.15 in cash and 0.2065 of a validly issued, fully paid and non-assessable share of common stock, $0.0001 par value per share, of Expedia, plus cash in lieu of any fractional shares in each case, without interest and less any applicable withholding taxes, as disclosed in the Tender Offer Statement on Schedule TO filed by Expedia with the SEC on November 16, 2015.

Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The section beginning on page 11 of the Schedule 14D-9 under the heading “Rule 14d-10(d) Matters” is hereby amended and restated as follows:

“The Compensation Committee of the HomeAway board of directors, at a meeting on November 4, 2015, duly adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) HomeAway change in control severance agreements with Jennifer Ford, Anand Srinivasan and Trent York; full single-trigger vesting acceleration of all outstanding HomeAway equity awards held by Brian H. Sharples, effective immediately prior to the first effective time; certain compensatory terms with Ross Buhrdorf if the first effective time occurs before December 31, 2015; full single-trigger vesting acceleration of Carl G. Shepherd’s unvested equity awards immediately prior to the first effective time; an employment agreement with Melissa Frugé; the severance terms for certain continuing employees serving in a public company finance, public company legal or public company investor relations role set forth in Section 7.7(d) of the transaction agreement; and certain other employee benefit plans and compensation arrangements and (ii) the treatment of each option, HomeAway restricted stock unit and HomeAway restricted stock award outstanding immediately prior to the first effective time in accordance with the terms of the transaction agreement. In addition, the Compensation Committee of the HomeAway board of directors will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.”

Item 4. The Solicitation or Recommendation.

The section beginning on page 25 of the Schedule 14D-9 under the heading “Projected Financial Information” is hereby amended and restated as follows:

“HomeAway does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. In connection with its strategic planning process, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s then-current business model, which we refer to as the “August 20 projections.” The August 20 projections were prepared to demonstrate the expected performance of the Company under our then-current business model in comparison to the proposed new business model. In addition, in connection with its due diligence process and evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, as described in this Schedule 14D-9, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s proposed new business model, which were shared with Company A, Company F and Expedia on October 5, 2015, which we refer to as the “October 5 projections.” The August 20 projections and the October 5 projections were presented to and reviewed, but never approved, by the HomeAway board of directors.

When the HomeAway board of directors reviewed the October 5 projections they identified a number of risks that were not adequately reflected in the projections, including the following:

•	risks of supplier disruption similar or worse to supplier disruptions associated with previous business model and platform migrations;

•	market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly;

•	search engine optimization, or “SEO,” risks;

•	the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and

•	the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in.

In order to address the concerns of the HomeAway board of directors, HomeAway management made a number of adjustments to the assumptions underlying the October 5 projections, including with respect to the following categories and line items:

•	lowering the renewal rate for subscription customers in fiscal year 2016;

•	increasing the negative impact to conversion based on implementation of the traveler fee in fiscal year 2016;

•	annual visits growth deceleration (due primarily to SEO reduction) in fiscal years 2016, 2017 and 2018;

•	increased marketing spend as a percentage of revenue in fiscal years 2016, 2017 and 2018;

•	Adjusted EBITDA cushion in fiscal years 2016, 2017 and 2018; and

•	appropriate adjustments to the extrapolated 2019 and 2020 projections resulting from the above factors.

As a result of these adjustments, HomeAway management presented new projections to the HomeAway board of directors on October 30, 2015, which we refer to as the “October 30 projections.” The October 30 projections were approved by the HomeAway board of directors on October 31, 2015 and then provided to Qatalyst Partners for its use in the analysis performed in connection with the opinion that the HomeAway board of directors received from Qatalyst Partners on November 4, 2015.

We refer to the August 20 projections, the October 5 projections and the October 30 projections together as the “projections.” The October 5 projections and the October 30 projections were provided to the HomeAway board of directors, Qatalyst Partners and, to the extent indicated in more detail below, Expedia in the solicitation process during the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement. To give our stockholders access to certain nonpublic information that was available to our board of directors at the time of the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, we have included the projections below.

The projections were developed from our historical financial statements and a series of our management’s independent assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the offer, the mergers or the other transactions contemplated by the transaction agreement or any other effects of the offer, the mergers and the other transactions contemplated by the transaction agreement.

The projections summarized below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the HomeAway board of directors, Qatalyst Partners, any of their affiliates, or any other recipient of this information (including Expedia) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined, compiled nor performed any procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

The PricewaterhouseCoopers LLP report included in our most recent Annual Report on Form 10-K relates to HomeAway’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so.

Our future financial results may materially differ from those expressed in the projections due to numerous factors, including many that are beyond our or anyone else’s ability to control or predict. No one can assure you that any of the projections will be realized or that our future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been, and will not be, updated since their respective dates of preparation. The projections should not be utilized as public guidance and will not be provided in the ordinary course of business in the future.

Furthermore, while presented with numerical specificity, the projections necessarily are based on numerous assumptions, many of which are beyond anyone’s control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which there is no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities. In addition, the projections do not take into account the effect of any failure of the offer, the mergers and the other transactions contemplated by the transaction agreement to occur and should not be viewed as accurate or continuing in that context.

HomeAway management estimated financial projections through the end of fiscal year 2018 for the August 20 projections and calendar year 2020 for the October 5 projections and the October 30 projections in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such projections were prepared. The projections cover multiple years, and such information by its nature becomes less reliable with each successive year.

The inclusion of the summary of the projections below should not be deemed an admission or representation by HomeAway, Expedia, the Offeror, Qatalyst Partners, or any of their affiliates with respect to such projections or that such projections are or were viewed by any such person as material information regarding HomeAway, and in fact we view such projections as non-material because of the inherent risks and uncertainties associated with such projections. The projections are not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such projections, or portions of these projections, were provided to our board of directors, our financial advisor and Expedia.

The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding HomeAway contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their HomeAway shares in the offer.

The prospective financial information included in this Schedule 14D-9 has been prepared by, and is the responsibility of, HomeAway’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in our most recent Annual Report on Form 10-K relates to HomeAway’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so.

The following table presents unaudited prospective financial data for the August 20 projections:

	Year Ending December 31,
	FY2016E	FY2017E	FY2018E
Revenue (in millions)	$580.2	$687.3	$769.8
Adjusted EBITDA (in millions)	150.8	204.5	238.0

The following table presents unaudited prospective financial data for the October 5 projections:

	Q4 CY2015E	Year Ending December 31,
		2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	$670	*	$907	*	$1,089	*	$1,280	$1,472
Adjusted EBITDA (in millions)	32	165	*	275	*	336	*	394	453
Operating Income (in millions)	24	130		230		283		331	380
Net Operating Profit after Taxes (in millions)	22	124		180		217		254	291
Unlevered Free Cash Flow (in millions)	25	150		188		285		324	365

The following table presents unaudited prospective financial data for the October 30 projections:

	Q4 CY2015E		Year Ending December 31,
			2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	*	$624	*	$782	*	$921	*	$1,059	$1,186
Adjusted EBITDA (in millions)	32	*	154	*	211	*	250	*	288	322
Operating Income (in millions)	24		119		169		202		228	251
Net Operating Profit after Taxes (in millions)	22		114		132		155		175	193
Unlevered Free Cash Flow (in millions)	31		128		136		214		247	277

*	Unaudited prospective financial data provided to Expedia.

We define “Adjusted EBITDA” as net income (loss) attributable to HomeAway plus depreciation, amortization of intangible assets; stock-based compensation expense; interest expense (income); other expense (income), net; income tax expense (benefit); and impact of noncontrolling interests.

We define “Operating Income” as Adjusted EBITDA less depreciation and amortization of intangible assets.

We define “Net Operating Profit after Taxes” as Operating Income less taxes.

We define “Unlevered Free Cash Flow” as Adjusted EBITDA less capital expenditure, unlevered cash taxes and investment in working capital.

As noted above, the projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond anyone’s control.

Adjusted EBITDA and Unlevered Free Cash Flow should not be reviewed in isolation. You should consider them in addition to, and not as substitutes for, measures of our financial performance reported in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies and because other companies may not calculate such measures in the same manner as we do. Adjusted EBITDA has limitations as analytical tools. In addition, none of these measures reflect future requirements for contractual obligations.

Further limitations of Adjusted EBITDA include:

•	this measure does not reflect changes in working capital;

•	this measure does not reflect interest income or interest expense; and

•	this measure does not reflect cash requirements for income taxes.

Expedia does not as a matter of course issue public outlook or other projections as to future performance or earnings due to, among other reasons, the unpredictability and subjectivity of the underlying assumptions and estimates as well as the high likelihood that actual results will vary from any such estimates. As a result, Expedia does not endorse any forward-looking financial information as a reliable indication of future results.

Expedia provided a high-level, preliminary outlook prepared by Expedia management that included limited unaudited prospective financial information to Qatalyst Partners, which representatives of Qatalyst Partners made available to the HomeAway board of directors on November 3, 2015.

The pro forma presentation of the limited standalone unaudited prospective financial information for Expedia and HomeAway set forth below does not include or take into account any potential synergies, integration costs attributable to the consummation of the proposed transaction or other adjustments. In addition, the pro forma presentation does not take into account the impact of purchase accounting rules, which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing. Specifically, the pro forma presentation of the standalone unaudited financial information was calculated only by adding the limited unaudited standalone prospective financial information for each of Expedia and HomeAway, using the October 30 projections, to arrive at a pro forma unaudited outlook for the combined company and no other adjustments, calculations, analyses, assumptions or otherwise were made with respect to such information.

The pro forma presentation of the limited standalone unaudited prospective financial information is included in this document solely because it was among the financial information made available to the HomeAway board of directors in connection with HomeAway’s due diligence of Expedia and the HomeAway board of directors’ consideration of the offer and the mergers. References to “preliminary outlook” below are references to Expedia’s high-level, preliminary outlook and/or such pro forma presentation, as applicable.

The preliminary outlook was not reviewed or approved by the Expedia board of directors, and is not the result of any formal internal review or process. Moreover, the preliminary outlook was based on estimates and assumptions made by Expedia management prior to the completion of Expedia’s 2016 annual financial planning process and the Expedia board approved financial plans which result from that process. As such, the preliminary outlook may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results due to a number of factors including (but not limited to) changes in the underlying business trends in each of Expedia’s business units, changes that may be required due to the annual budgeting process, incremental investments or returns associated with new or ongoing initiatives, changes in estimates related to anticipated benefits or costs associated with the integration of prior acquisitions and in each case the timing of such investments, returns, benefits or costs.

Additionally, Expedia’s future financial results may also materially differ from those expressed in the preliminary outlook due to numerous factors that are beyond Expedia’s or anyone else’s ability to control or predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Expedia’s business, including with respect to future business initiatives. The assumptions underlying the preliminary outlook may not prove to have been, or may no longer be, accurate.

Expedia management estimated the prospective financial information in the preliminary outlook in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the preliminary outlook has not been updated to reflect revised prospects for Expedia’s business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such outlook was prepared.

Specifically, the preliminary outlook does not take into account any circumstances or events occurring after November 1, 2015, the date it was prepared, and specifically does not include any financial consequences resulting from the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities to follow. The preliminary outlook has not been and will not be updated since the date of its preparation. Additionally, the preliminary outlook does not give effect to any other changes that may result from the offer, the mergers or the other transactions contemplated by the transaction agreement.

The preliminary outlook covers multiple years, and such information by its nature becomes less reliable with each successive year. The preliminary outlook should not be utilized as public guidance and will not be updated by Expedia nor provided in the ordinary course of business in the future.

No one can assure you that any of the prospective financial information contained in the preliminary outlook will be realized or that Expedia’s future financial results will not materially vary from the preliminary outlook.

The preliminary outlook summarized below was not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP.

The inclusion of the preliminary outlook summarized below in this document should not be regarded as an indication that Expedia, the Expedia board of directors, HomeAway, the HomeAway board of directors and its financial advisor, any affiliate of any of the foregoing, or any other recipient of this information, considered, or now considers, such preliminary outlook to be a reliable prediction of future results or any actual future events.

The Expedia prospective financial information included as part of the preliminary outlook in this document has been prepared by, and is the responsibility of, Expedia management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report incorporated by reference into this document relates to Expedia’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The inclusion of the summary of the preliminary outlook below should not be deemed an admission or representation by Expedia, the Offeror, HomeAway, Qatalyst Partners, or any of their affiliates with respect to such information or that such information is or was viewed by any such person as material information regarding Expedia, and in fact Expedia views such information as non-material because such information is based on preliminary assessments of future performance and involves inherent risks and uncertainties. The preliminary outlook is not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such information was provided to HomeAway’s board of directors and HomeAway’s financial advisor.

The information from the preliminary outlook should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Expedia contained in Expedia’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the preliminary outlook, stockholders are cautioned not to place undue, if any, reliance on the preliminary outlook included in this document, including in making a decision as to whether to tender their HomeAway shares in the offer.

The following table sets forth the pro forma presentation of the limited standalone unaudited prospective financial information for both Expedia and HomeAway (calculated by adding the limited standalone unaudited prospective financial information for each of Expedia and HomeAway, utilizing the HomeAway October 30 projections) (excluding any synergies, integration costs and the impact of purchase accounting rules which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing) which was presented to the HomeAway board of directors on November 3, 2015:

	Year Ending December 31,
	2016E	2017E	2018E
Revenue (in millions)	$8,942	$10,341	$11,801
Adjusted EBITDA (in millions)	$1,685	$2,084	$2,384

Expedia defines “Adjusted EBITDA” as operating income / (loss) plus: (1) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (2) acquisition-related impacts, including (i) amortization of intangible assets and goodwill and intangible asset impairment, (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements; and (iii) upfront consideration paid to settle employee compensation plans of the acquiree; (3) certain infrequently occurring items, including restructuring; (4) items included in Legal reserves, occupancy tax and other, which includes reserves for potential settlement of issues related to transactional taxes (e.g. hotel and excise taxes), related to court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings; (5) gains (losses) realized on revenue hedging activities that are included in other, net; and (6) depreciation.

Adjusted EBITDA, as referenced above, may be considered a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the above unaudited prospective financial information may not be comparable to similarly titled amounts used by other companies or persons.”

Item 8. Additional Information.

The third paragraph on page 37 of the Schedule 14D-9 under the heading “United States” is hereby amended and restated as follows:

“Pursuant to the requirements of the HSR Act, HomeAway and Expedia each filed a Notification and Report Form with respect to the offer and the mergers with the Antitrust Division of the DOJ and the FTC on November 9, 2015. On November 20, 2015, the FTC granted early termination of the waiting period applicable to the offer and the mergers under the HSR Act. With such early termination, the condition to the offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

The last paragraph on page 48 of the Schedule 14D-9 under the heading “Where You Can Find More Information” is hereby amended and restated as follows:

“This Schedule 14D-9 will be amended to the extent required by Rule 14d-9(c) under the Exchange Act.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOMEAWAY, INC.

Date: November 24, 2015	By:	/s/ Lynn Atchison
Name: Lynn Atchison
Title: Chief Financial Officer